

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 2, 2009

Mr. Toney Anaya
Chief Executive Officer
Natural Blue Resources, Inc.
2150 S 1300 E, #500
Salt Lake City, UT 84106

> **RE:** **Natural Blue Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009, as amended April 17, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009**
> **Filed May 20, 2009 and August 19, 2009, as amended August 20, 2009**
> **File No. 333-128060**

Dear Mr. Anaya:

We have reviewed your filings and have the following comments. We think you should revise your documents and file an amended Form 10-K filing in response to these comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Please make all future periodic report filings under your file number for Exchange Act filings, File No. 000-12493.

Item 5. Market for Registrant's Common Equity….

2. Clarify in this section that your common stock is not listed but is quoted and thinly traded on the OTC Bulletin Board, remove the high and low prices and the reference to your common stock being "listed" on the OTC Bulletin Board.

3. We note that you have disclosed recent sales of unregistered securities. In your amended Form 10-K, please indicate the section of the Securities Act or the rule of the SEC under which exemption from registration was claimed for each sale and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

4. In your revised filing, delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available to issuers of penny stock.

Liquidity and Capital Resources

5. Revise your discussion and analysis of liquidity to provide a reasonably detailed and quantified presentation of management's viable plan of operation which, if successful, would alleviate the "going concern" issues cited in your certifying auditor's report. Please focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear view of your liquidity and capital resource needs as seen through the eyes of management. In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. For example, you discuss that cash on hand is now adequate to execute your plan of operation. Provide further details and analysis with respect to such plan of operation and quantify the cash required to execute such a plan. In addition, please provide additional discussion regarding your plans to the notes payable described in Note E to your financial statements. Refer to Section IV of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at www.sec.gov/rules/interp/33-8350.htm.

Item 8. Financial Statements

O. Debt Write-Off

6. We note that you wrote-off debt and accounts payable totaling $2,342,302, recognizing a gain in your consolidated statement of operations for the year ended December 31, 2008. We note your disclosure in Note E and Note O, however please provide us with additional detail

as to why you believe the write-off of your debt and accounts payable is appropriate. Refer to your basis in accounting literature.

Item 10. Directors, Officers and Corporate Governance

7. We note that you do not have an audit committee financial expert. Please explain in your revised filing why you do not have an audit committee financial expert. See Item 407(C) of Regulation S-K.

Item 11. Executive Compensation

Summary Compensation Table

8. We note that this table does not include all required items and includes outdated column headings. Please revise your summary compensation table to reflect the requirements of Item 402(n) of Regulation S-K.

9. Please provide narrative disclosure to your summary compensation table as required by Item 402(o) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End

10. Please revise your table to present the information in this table as required by Item 402(p) of Regulation S-K.

Directors Remuneration

11. We note your disclosure with respect to the compensation of your directors. In your revised Form 10-K, please include the disclosures required by Item 402(r) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners

12. Please revise your disclosure to calculate beneficial ownership in accordance with Rule 13d-3. More specifically, revise the percent of class column to reflect that any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person. See Item 403 of Regulation S-K and Rule 13d-3(d)(1)(i)(D).

Item 15. Exhibits

13. We note that the certifications filed with your amended Form 10-K have not been included on your exhibit index. In your revised filing, please include all exhibits in your exhibit index. In addition, please revise your exhibit index to conform to the requirements of Item 601 of Regulation S-K. For example, we note that you have included multiple exhibits with the same exhibit number and press releases as material contracts.

Exhibit 31.1

14. We note that you have changed the language throughout the certification required by Exchange Act Rule 13a-14(a). Please revise your certification throughout to conform to the language in Item 601(31)(i) of Regulation S-K. In addition, please provide certifications from your principal financial officer. Please note that if one individual serves as principal executive and principal financial officer, you may include one certification and note both titles below the signature.

Signatures

15. We note that your Form 10-K was only signed by the registrant by Mr. Murphy on behalf of the registrant in his capacity as Chairman, President and Chief Executive Officer. Your amended Form 10-K must be signed by the registrant, on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of the board of directors. See General Instruction D to Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 3. Quantitative and Qualitative Disclosures About Market Risk

16. We note your risk disclosures under this item. Please note that, as a smaller reporting company, you are not required to include disclosure under this item. Please revise to either include information regarding your market risk or to include this disclosure under a more appropriate heading, such as risk factors under Item 1A of Part II.

Item 2. Unregistered Sales of Equity Securities

17. We note that you have disclosed recent sales of unregistered securities. In your revised filing, please indicate the section of the Securities Act or the rule of the SEC under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Notes to Consolidated Financial Statements

Note F. Stock Subscription Receivable, Long-Term

18. We note that the number of shares has been changed in your disclosure regarding your dispute with an investor. Please advise why these numbers have changed from the numbers disclosed in prior filings.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

19. As noted earlier, delete all reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available to issuers of penny stock.

Item 6. Exhibits

Exhibit 31.1

20. We note that you have changed the language throughout the certification required by Exchange Act Rule 13a-14(a). Please revise your certifications throughout to conform to the language in Item 601(31)(i) of Regulation S-K. In addition, please provide certifications from your principal financial officer. Please note that if one individual serves as principal executive and principal financial officer, you may include one certification and note both titles below the signature.

*   *   *   *

Please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. We may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Toney Anaya
Natural Blue Resources, Inc.
November 2, 2009
Page 6

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Inessa Kessman, Senior Staff Accountant at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3273, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director